

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mailstop 4628

August 17, 2009

Mr. Barry Quiroz
Acting Principal Accounting Officer
Mexoro Minerals Ltd.
C. General Retana #706
Col. San Felipe, C.P.
Chihuahua, Chih. Mexico 31203

> **Re: Mexoro Minerals Ltd.**
> **Form 10-K for the Fiscal Year Ended February 28, 2009**
> **Filed June 15, 2009**
> **Form 10-Q for the Fiscal Quarter Ended May 31, 2009**
> **Filed July 20, 2009**
> **File No. 000-23561**

Dear Mr. Quiroz:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended February 28, 2009

Report of Independent Registered Public Accounting Firm, page 68

1.   We note your independent auditor references other auditors. Please note that if
        you have more than one independent accountant, a principal auditor must take
        responsibility for the financial statements for each year presented. That principal
        auditor may refer to other auditors whose reports and audits were relied upon, in
        which case the audit reports of the other auditors must be presented in the filing.
        Please include the required audit opinions for each of the fiscal years presented
        within the filing or explain why you believe you have complied with Article 2-05
        of Regulation S-X.

Controls and Procedures, page 100

Internal Control Over Financial Reporting, page 101

2.   You indicate that "With the participation of the chief executive officer and chief
        financial officer, our management evaluated the effectiveness of the Company's
        internal control over financial reporting as of February 28, 2009 based upon the
        framework in Internal Control –Integrated Framework issued by the Committee
        of Sponsoring Organizations of the Treadway Commission (COSO). Based on
        that evaluation along with the report from the Company's independent registered
        public accounting firm, our management has concluded that, as of February 28,
        2009, the Company had a material weakness in its internal control over financial
        reporting." However, we note you do not specifically state whether your internal
        control over financial reporting is effective or ineffective as of February 28, 2009.
        Please amend your filing to include a definitive conclusion on the effectiveness of
        your internal control over financial reporting as required by Item 308T(a)(3) of
        Regulation S-K.

Exhibit 31.1

3.   We note that the wording of your certifications pursuant to Section 302 of the
        Sarbanes-Oxley Act of 2002 does not precisely match the language set forth in the
        Act. In this regard, there is no provision for your certifying officer to identify the
        position held with the Company in the first line of the certification. Please refer
        to FAQ 11 within the Division of Corporation Finance: Sarbanes-Oxley Act of
        2002 – Frequently Asked Questions, located at
        http://www.sec.gov/divisions/corpfin/faqs/soxact2002.htm. We also note
        paragraph 3 makes reference to this "quarterly report" instead of this "report."
        Please amend your exhibits as appropriate. This comment also applies to the
        certifications attached to your Form 10-Q for the quarter ended May 31, 2009.

Closing Comments

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jennifer O'Brien at (202) 551-3721, or Jill S. Davis, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3299 with any other questions.

Sincerely,

Mark C. Shannon
Branch Chief